UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of report: March 20, 2018

Commission file number 1-12874

TEEKAY CORPORATION

(Exact name of Registrant as specified in its charter)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐      No  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐      No  ☑

Item 1- Information Contained in this Report on Form 6-K

Effective March 12, 2018, Eileen A. Mercier retired from her position as Chair of the Audit Committee and member of the Board of Directors of Teekay Corporation (the “Company”), after serving 17 years on the Board.

Effective March 12, 2018, Alan Semple was appointed as the new Chair of the Audit Committee. Mr. Semple has served on the Board and its Audit Committee since 2015.

Attached as Exhibit 99.1 is a copy of a related announcement of the Company dated March 14, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: March 20, 2018	By:	/s/ Arthur Bensler
	Name:	Arthur Bensler
	Title:	Executive Vice President & Secretary